Exhibit 99.1

BioNTech Expands Partnership with UK Government to
Broaden Regional Research and Development Activities

•BioNTech plans to invest up to £1 billion over the next 10 years to broaden its research and development activities for innovative medicines in the United Kingdom (“UK”)
•The UK Government will give BioNTech a grant of up to £129 million payable over a period of 10 years to support BioNTech’s research and development activities in the UK, marking one of the largest grants of its kind in UK history for a pharmaceutical company
•Grant agreement builds on existing multi-year collaboration with the UK Government aimed at benefiting patients by accelerating clinical trials for personalized mRNA immunotherapies and focuses on establishing two new Research and Development (“R&D”) centers and a UK headquarters in London, accommodating BioNTech’s artificial intelligence (“AI”) hub

MAINZ, Germany, May 20, 2025 -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today announced that its subsidiary BioNTech UK Ltd. signed a grant agreement with the UK Government to broaden the Company’s R&D activities for innovative medicines in the UK. As part of the agreement, BioNTech is committed to investing up to £1 billion over the next 10 years. The Company’s efforts will be supported by a grant of up to £129 million for a period of 10 years by the UK Government, which marks one of the largest grants of its kind in UK history for a pharmaceutical company. The grant is part of the UK Government’s mission to enhance its life sciences sector and support innovative companies with the aim to unlock progress in medical science.

The grant agreement builds on a multi-year collaboration with the UK Government, announced in January 2023, and is focused on three strategic pillars: (1) accelerating clinical trials for product candidates of BioNTech’s oncology pipeline, (2) investments into expanding BioNTech’s R&D footprint in the UK as one of the Company’s key markets, and (3) research into certain areas including structural biology, regenerative medicine, and infectious disease vaccines.

BioNTech plans to use the grant to support its establishment of two new R&D centers, the first of which will be based in Cambridge and a second of which is currently being planned. The Cambridge R&D center will focus on genomics, oncology, structural biology, and regenerative medicine, with capacity for more than 90 highly skilled scientists, including BioNTech’s existing scientists and researchers working in the UK. In addition, BioNTech will strengthen its footprint by establishing its UK headquarters in London, which will bring together the Company’s London-based teams and create new jobs in global and regional supporting functions in the UK over the next 10 years. BioNTech’s London office will also accommodate the Company’s artificial intelligence (“AI”) hub led by its wholly owned subsidiary InstaDeep Ltd. (“InstaDeep”), a leading global technology company in the field of AI and machine learning. BioNTech’s AI Hub plays a vital role in the Company’s research capabilities helping to advance AI-powered medical research.

These efforts are part of BioNTech’s global strategy to advance research and development of innovative cancer immunotherapies aimed at bringing multiple cancer treatments to the market by 2030, if successfully developed and approved. As of today, several hundred patients have gained access to investigational mRNA-based cancer immunotherapies in the UK through the collaboration as part of BioNTech’s global clinical trial programs. BioNTech’s ambition is to become a fully integrated, global immunotherapy powerhouse with the potential to improve the standard of care with innovative oncology products and prophylactic vaccines against infectious diseases.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

BioNTech Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s potential collaboration between the Government of the United Kingdom and its institutions and authorities with regards to the provision of cancer immunotherapies, infectious disease vaccines and the expansion of BioNTech’s footprint in the United Kingdom, including the aim to provide personalized cancer therapies; plans to invest in a UK R&D hub in Cambridge; BioNTech's ability to reach an agreement with potential collaboration partners in the United Kingdom; BioNTech’s ability to develop, evaluate and commercialize products and product candidates, including the timing to initiate clinical trials; BioNTech’s anticipated market opportunity and size for its product candidates; and the rate and degree of market acceptance of BioNTech’s investigational medicines, if approved. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the ability to produce comparable clinical results in future clinical trials; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; discussions with regulatory agencies regarding timing and requirements for additional clinical trials; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; the impact of tariffs and escalations in trade policy; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech’s development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market, if approved, its product candidates; BioNTech’s ability to manage its development and expansion; regulatory developments in the United States and other countries and regions; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2025 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Media Relations
Jasmina Alatovic
Media@biontech.de

Investor Relations
Michael Horowicz
Investors@biontech.de

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